UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29267/ May 12, 2010

_____
                                                                          :
In the Matter of   :
                                                                          :
NORTHERN LIGHTS FUND TRUST   :
450 Wireless Boulevard   :
Hauppauge, NY 11788-0132   :
                                                                          :
CMG CAPITAL MANAGEMENT GROUP, INC.   :
150 North Radnor-Chester Road, Suite A120   :
Radnor, PA 19087   :
                                                                          :
                                                                          :
(812-13651)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE
18f-2 UNDER THE ACT AND CERTAIN DISCLOSURE REQUIREMENTS

Northern Lights Fund Trust and CMG Capital Management Group, Inc. filed an
application on April 9, 2009, and amendments to the application on September 28, 2009,
and April 16, 2010, requesting an order under section 6(c) of the Investment Company
Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act and rule
18f-2 under the Act. The order would permit applicants to enter into and materially
amend subadvisory agreements without shareholder approval and would also grant relief
from certain disclosure requirements.

On April 16, 2010, a notice of the filing of the application was issued (Investment
Company Act Release No. 29208). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Northern Lights Fund Trust and CMG Capital Management Group, Inc. (File No. 812-13651) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.


Elizabeth M. Murphy
Secretary
